OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Shell Canada Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
2911
(CUSIP Number)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000
March 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	2911

1	NAMES OF REPORTING PERSONS: Royal Dutch Shell plc

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

	7	SOLE VOTING POWER:

NUMBER OF		740,294,180 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		740,294,180 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

740,294,180 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

89.6% of Common Shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

Amendment No. 2 to Schedule 13D
     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements Item 4 and Item 7 and restates clauses (a) and (c) of Item 5 of the Schedule 13D filed by Royal Dutch Shell plc (“Royal Dutch Shell”) on October 23, 2006, as amended and supplemented by Amendment No. 1 filed on January 26, 2007 and from time to time, (the “Schedule 13D”), in respect of the common shares, no par value, of Shell Canada Limited, a company organized pursuant to the laws of Canada (“Shell Canada”). Capitalized terms used in this Amendment No. 2 but not defined herein have the meanings given to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     Shell Investments, a wholly owned subsidiary of Royal Dutch Shell, announced that as at 8:00 p.m. (Toronto time) on March 16, 2007 96,985,322 common shares of Shell Canada were validly deposited to Shell Investments’s offer to acquire all of the outstanding common shares of Shell Canada not already owned by Shell Investments or its affiliates (the “Offer”) and that the Offer would be extended until 8:00 PM (Toronto time) on March 30, 2007.
     As the minimum deposit condition under the Offer was met, Shell Investments has taken up and accepted for payment the 96,985,322 common shares validly deposited and not withdrawn, which represent approximately 53.1% of the outstanding common shares of Shell Canada that were not already owned by Shell Investments or its affiliates. Shell Investments or its affiliates now own 740,294,180 common shares of Shell Canada or approximately 89.6% of the outstanding common shares of Shell Canada.
Item 5. Interest in Securities of the Issuer
     (a) Royal Dutch Shell beneficially owns 740,294,180 common shares of Shell Canada or approximately 89.6% of the Common Shares of Shell Canada.
     (c) On March 17, 2007, Shell Investments took up and accepted for payment the 96,985,322 common shares validly deposited and not withdrawn to the Offer, at a price of C$45.00 cash per common share, pursuant to the terms of the Offer and Circular dated February 8, 2007.
Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name

1.	Press release dated March 17, 2007, entitled “Royal Dutch Shell plc updates an offer for the minority shares of Shell Canada Limited”.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 19, 2007

ROYAL DUTCH SHELL plc

by	/s/ Michiel Brandjes

	Name:	Michiel Brandjes
	Title:	Company Secretary

Exhibit
Number	Exhibit Name

1.	Press release dated March 17, 2007, entitled “Royal Dutch Shell plc updates an offer for the minority shares of Shell Canada Limited”.